SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2019

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Exhibit Index

The information and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of ORIX Corporation’s Registration Statement on Form F-3 (File No. 333-219189) and to be a part of such prospectus from the date of the filing thereof.

Exhibit	Description

4.1	Form of Global Note for 4.050% Notes due 2024

5.1	Opinion of Mitsui Company

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Mitsui Company (included in exhibit 5.1)

23.2	Consent of Davis Polk & Wardwell LLP (included in exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX CORPORATION

Date: January 16, 2019	By	/s/ Shoji Taniguchi
Shoji Taniguchi Managing Executive Officer Responsible for Treasury and Accounting Headquarters Assistant to CEO